Filed Pursuant to Rule 253(g)(2)

File No. 024-11017

Supplement No. 1 dated February 10, 2020 to the Offering Circular dated October 28, 2019.

BrewDog USA, Inc.

650,000 Shares of Common Stock at $60.00 per Share

Minimum Investment: 1 Share ($60.00)

Maximum Offering: $39,000,000.00

This document supplements, and should be read in conjunction with, the Offering Circular of BrewDog USA, Inc. dated October 28, 2019. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular of October 28, 2019.

The purpose of this supplement is to disclose the following items:

1.The Company has a new Chief Executive Officer and a change to their Board of Directors.

2. The Company no longer has co-managing broker-dealers and also has engaged an additional broker-dealer as part of a selling group.

3. The Broker Dealer Agreements Exhibit has been updated.

4. The Escrow Agreement Exhibit has been updated.

The updated sections are set out below, and should be substituted in their entirety for the corresponding sections of the Offering Circular dated October 28, 2019. This supplement should be read in conjunction with the Offering Circular dated October 28, 2019, and all sections of the Offering Circular dated October 28, 2019 that are not supplemented below, remain the same in their entirety.

Supplemented Cover Pages prior to Table of Contents to reflect addition of a new broker-dealer selling group member and the termination of one of the co-managing broker-dealers:

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-A

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

BrewDog USA Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State of other jurisdiction of incorporation or organization)

96 Gender Rd

Canal Winchester, OH 43110

614-400-3077

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

Kendall A. Almerico

Almerico Law – Kendall A. Almerico, P.A.

1440 G Street NW

Washington DC 20005

(202) 370-1333

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

5180	47-4320975
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Preliminary Offering Circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

This Preliminary Offering Circular is following the offering circular format described in Part II of Form 1-A.

PART II – PRELIMINARY OFFERING CIRCULAR - FORM 1-A: TIER 2

Dated: October 28, 2019 (As Supplemented on February 10, 2020)

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

BREWDOG USA INC.

96 Gender Rd

Canal Winchester, OH 43110

614-400-3077

www.BrewDog.com

650,000 Shares of Common Stock at $60.00 per Share

Minimum Investment: 1 Share ($60.00)

Maximum Offering: $39,000,000.00

See The Offering – Page 19 and Securities Being Offered – Page 50 For Further Details

None of the Securities Offered Are Being Sold By Present Security Holders

This Offering Will Commence Upon Qualification of this Offering by the Securities and Exchange Commission and Will Terminate 180 days from the date of qualification by the Securities And Exchange Commission,

Unless Extended Up To An Additional 180 Days or Terminated Earlier By The Issuer

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PLEASE REVIEW ALL RISK FACTORS ON PAGES PAGE 12 THROUGH PAGE 28 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Because these securities are being offered on a “best efforts” basis, the following disclosures are hereby made:

For investors other than those originated by selling group member StartEngine Primary

	Price to Public	Commissions (1)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$60.00	$3.00	$57.00	None
Minimum Investment	$60.00	$3.00	$57.00	None
Maximum Offering	$39,000,000.00	$2,445,000.00	$36,555,000.00	None

For investors originated by selling group member StartEngine Primary

	Price to Public	Commissions (4)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$60.00	$4.20	$55.80	None
Minimum Investment	$60.00	$4.20	$55.80	None
Maximum Offering	$39,000,000.00	$2,730,000.00	$36,270,000.00	None

(1) The Company shall pay IQ Capital (USA) LLC (“IQ”)  a broker-dealer services fee equivalent to (i) 5% of capital raised up to the first $10 million raised, (ii) for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%, (iii) for all capital raised between $15,000,001 and $20,000,000, a fee of 6%, (iv) for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%, (v) for all capital raised between $25,000,001 and $30,000,000, a fee of 7%, (vi) for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%, (vii) for all capital raised between $35,000,001 and $39,000,000, a fee of 8%. IQ is not an underwriters and will not be paid underwriting fees, but will be paid service fees. See “PLAN OF DISTRIBUTION.”

(2) Does not reflect payment of expenses of this offering, which are estimated to not exceed $75,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, administrative services other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include fees to be paid to the escrow agent and administrative fees paid to IQ or technology providers. If the Company engages the services of additional broker-dealers in connection with the offering, their commissions will be an additional expense of the offering. See the “PLAN OF DISTRIBUTION” for details regarding the compensation payable in connection with this offering. This amount represents the proceeds of the offering to the Company, which will be used as set out in “USE OF PROCEEDS TO ISSUER.”

(3) There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed below. See "PLAN OF DISTRIBUTION."

(4) The Company has engaged StartEngine Primary LLC (“StartEngine”) as a selling group member broker-dealer under a commission sharing agreement with iQ. As a result, for investors originated by StartEngine, the Company shall pay IQ and StartEngine a broker-dealer services fee equivalent to 7% of capital raised up for investors originated by StartEngine, with 5% of the 7% fee being paid to StartEngine and 2% of the 7% fee being paid to iQ. See “PLAN OF DISTRIBUTION.”

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This offering (the “Offering”) consists of Common Stock (the “Shares” or individually, each a “Share”) that is being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. The Shares are being offered and sold by BrewDog USA, Inc., a Delaware Corporation (“BrewDog USA” or the “Company”). There are 650,000 Shares being offered at a price of $60.00 per Share with a minimum purchase of one (1) Share per investor. The Shares are being offered on a best efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through IQ Capital (USA) LLC. (“IQ”), and StartEngine Primary LLC (“StartEngine”) as e member of a selling group, both being  broker/dealers registered with the Securities and Exchange Commission (the “SEC”) and members of the Financial Industry Regulatory Authority (“FINRA”). The maximum aggregate amount of the Shares offered is $39,000,000.00 (the “Maximum Offering”). There is no minimum number of Shares that needs to be sold in order for funds to be released to the Company and for this Offering to close.

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. The offering is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 180 days from the date of qualification by the Commission, unless sooner terminated or extended up to an additional 180 days by the Company’s CEO. Pending each closing, payments for the Shares will be deposited in an escrow account to be held in escrow for the Company. Funds will be promptly refunded without interest, for sales that are not consummated. All funds received by the escrow agent shall be held only in a non-interest bearing bank account. Upon closing under the terms as set out in this Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “USE OF PROCEEDS TO ISSUER” in this Offering Circular.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

_____________________________________

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE.

_____________________________________

BEFORE INVESTING IN THIS OFFERING, PLEASE REVIEW ALL DOCUMENTS CAREFULLY, ASK ANY QUESTIONS OF THE COMPANY’S MANAGEMENT THAT YOU WOULD LIKE ANSWERED AND CONSULT YOUR OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THIS INVESTMENT.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_____________________________________

NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

_____________________________________

Forward Looking Statement Disclosure

This Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form 1-A, Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-A, Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward-looking statement made by the Company in this Form 1-A, Offering Circular or any documents incorporated by reference herein speaks only as of the date of this Form 1-A, Offering Circular or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in this Form 1-A and Offering Circular. The Company has not authorized anyone to provide you with information different from that contained in this Form 1-A and Offering Circular. We are offering to sell, and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering

Circular, regardless of the time of delivery of this Form 1-A and Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Shares. This Form 1-A and Offering Circular do not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form 1-A and Offering Circular. The Company does not expect to update or otherwise revise this Form 1-A, Offering Circular or other materials supplied herewith. The delivery of this Form 1-A and Offering Circular at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form 1-A and Offering Circular. This Form 1-A and Offering Circular are submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Supplemented Plan of Distribution section to reflect addition of a new broker-dealer selling group member and the termination of co-managing broker-dealers:

PLAN OF DISTRIBUTION

We are offering a Maximum Offering of up to $39,000,000 in Shares of our Common Stock. The offering is being conducted on a best-efforts basis without any minimum number of shares or amount of proceeds required to be sold. There is no minimum subscription amount required (other than a per investor minimum purchase) to break escrow and distribute funds to the Company. The Company will not initially sell the Shares through commissioned broker-dealers, but may do so after the commencement of the offering. Any such arrangement will add to our expenses in connection with the offering. If we engage one or more commissioned sales agents or underwriters, we will supplement this Form 1-A to describe the arrangement. The Company will undertake one or more closings on a rolling basis as funds are received from investors. Funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. The Company expects to hold closings when material funds are held in the escrow account. The Company will take a number of considerations into account when determining when to hold a closing. Such considerations will include the amount of funds raised in the Offering prior to such closing, the feedback received from market participants regarding their interest in participating in the Offering and the impact that a closing would have on the continuation of the Offering. Furthermore, the Company anticipates that closings will be held such that no cleared investor funds will remain in escrow for more than approximately 30 business days. At each closing, funds held in escrow will be distributed to the Company, and the associated Shares will be issued to the investors in such Shares. All subscribers will be instructed by the Company or its agents to transfer funds by wire, credit or debit cards or ACH transfer directly to the escrow account established for this Offering or deliver checks made payable to “Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA, Inc. Securities Offering” which the escrow agent shall deposit into such escrow account and release to the Company at each closing. Except as stated above, subscribers have no right to a return of their funds unless no closings have occurred by the termination date of the Offering, in which event investor funds held in escrow will promptly be refunded to each investor without interest. The Company may terminate the offering at any time for any reason at its sole discretion, and may extend the Offering up to an additional 180 days past the termination date of 180 days from the date of qualification by the Commission in the absolutely discretion of the Company and in accordance with the rules and provisions of Regulation A of the JOBS Act.

None of the Shares being sold in this offering are being sold by existing securities holders. All of the Common Stock was authorized as of February 19, 2016 and issued by the Company.

After the Offering Statement has been qualified by the Securities and Exchange Commission (the “SEC”), the Company will accept tenders of funds to purchase the Shares. The Company intends to engage Prime Trust, LLC as escrow agent and the escrow agreement will be filed as Exhibit 1A-8 to this Form 1-A of which this Preliminary Offering Circular is a part.

We initially will use our existing website, http://www.brewdog.com/, to provide notification of the

Offering. Persons who desire information will be directed to either www.EquityForPunksUSA.com, www.brewdog.com/usa/equityforpunks or a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts. This Preliminary Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced websites.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

The Company intends to engage Cuttone and IQ, broker-dealers registered with the SEC and members of the Financial Industry Regulatory Authority (“FINRA”), to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services:

1.Accept investor data from the Company, generally via the FundAmerica LLC software system or another system from a similar technology provider, but also via other means as may be established by mutual agreement;

2.Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering ("AML"), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

3.Review subscription agreements received from prospective investors to confirm they are complete;

4.Contact the Company and/or the Company's agents, if needed, to gather additional information or clarification from prospective investors;

5.Provide the Company with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

6.Transmit data to the Company's transfer agent in the form of book-entry data for maintaining the Company's responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping;

7.Keep investor details and data confidential and not disclose to any third party except as required by regulators or by law (e.g. as needed for AML); and

9.Comply with any required FINRA filings including filings required under Rule 5110 for the offering.

The Company has agreed to pay iQ a broker-dealer services fee equivalent to (i) 5% of capital raised up to the first $10 million raised, (ii) for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%, (iii) for all capital raised between $15,000,001 and $20,000,000, a fee of 6%, (iv) for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%, (v) for all capital raised between $25,000,001 and $30,000,000, a fee of 7%, (vi) for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%, (vii) for all capital raised between $35,000,001 and $39,000,000, a fee of 8%. Administrative service fees will be charged to Issuer at the time of the service. The Company has engaged StartEngine Primary LLC (“StartEngine”) as a selling group member broker-dealer under a commission sharing agreement with iQ. As a result, for investors originated by StartEngine, the Company shall pay IQ and StartEngine a broker-dealer services fee equivalent to 7% of capital raised up for investors originated by StartEngine, with 5% of the 7% fee being paid to StartEngine and 2% of the 7% fee being paid to iQ.

IQ is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company's securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. IQ is not distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering. Based upon IQ’s anticipated limited role in this offering, they have not and will not conduct extensive due diligence of this securities offering and no investor should rely on IQ’s involvement in this offering as any basis for a belief that it has done extensive due diligence. IQ does not expressly or impliedly affirm the completeness or accuracy of the Form 1-A and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

This offering will commence on the qualification of this Offering Circular, as determined by the Securities and Exchange Commission and continue for a period of 180 days. The Company may extend the Offering for up to an additional 180 day period unless the Offering is completed or otherwise terminated by us, or unless we are required to terminate by application of Regulation A of the JOBS Act. Funds received from investors will be counted towards the Offering only if the form of payment, such as a check, clears the banking system and represents immediately available funds held by us prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended by the Company.

If you decide to subscribe for any Common Stock in this offering, you must deliver a funds for acceptance or rejection. The minimum investment amount for a single investor is one Share of Common Stock in the principal amount of $60.00. All subscription checks should be sent to an address to be provided via e-mail to potential subscribers at the time of their application to invest. In such case, subscription checks should be made payable to “Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA, Inc. Offering.” If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the investor. Prime Trust LLC has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Shares.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. The Company maintains the right to accept subscriptions below the minimum investment amount or minimum per share investment amount in its discretion. All monies from rejected subscriptions will be returned by the Company to the investor, without interest or deductions.

This is an offering made under “Tier 2” of Regulation A, and the shares will not be listed on a registered national securities exchange upon qualification. Therefore, the shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the shares. Investor suitability standards in certain states may be higher than those described in this Form 1-A and/or Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the shares for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor's suitability for an investment in the Company. Transferees of the shares will be required to meet the above suitability standards.

The shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

The sale of other securities of the same class as those to be offered for the period of distribution will be limited and restricted to those sold through this Offering. Because the Shares being sold are not publicly or otherwise traded, the market for the securities offered is presently stabilized.

Supplemented Directors and Executive Officers section to reflect change in CEO and board of directors:

DIRECTORS AND EXECUTIVE OFFICERS

As of June 30, 2019, the BrewDog USA Inc. had 146 full-time employees, who were not an executive officer of the Company, and 65 part-time employees.

The directors and executive officers of the Company as of February 10, 2020 are as follows:

Name	Position	Age	Term of Office	Approx. Hours Per Week
Executive Officers:
Jason Block	Chief Executive Officer	37	December 23, 2019 to present	40
James Watt	President	36	March 25, 2019 to present	10
Alan Martin Dickie	Chief Operations Officer	36	April 22, 2015 to present	10
Neil Simpson	Chief Financial Officer	48	April 22, 2015 to present	10
Directors:
James Watt	Chairman of the Board	36	April 22, 2015 to present	N/A
Alan Martin Dickie	Director	36	April 22, 2015 to present	N/A
Neil Simpson	Director	48	April 22, 2015 to present	N/A

JASON BLOCK

Jason Block was named Chief Executive Officer of BrewDog USA, Inc. on December 23, 2019. Jason has been working in high-growth businesses across multiple industries throughout his career.  Jason began his professional career as General Counsel for Schiff Capital Group where he oversaw the company’s legal and transactional needs, managed real estate development projects and lead day-to-day operations. In 2012, Jason joined HOMAGE as president, leading the team from 20 employees and one store to more than 200 employees and eight stores across three states. He focused on developing, defining and implementing company culture, secured multiple professional licensing partnerships including the NBA, MLB, ESPN and WWE, which facilitated the company’s expansion, moved the supply-chain abroad to improve quality, cost and timing and raised over $12 million in equity funding.  In 2018, Jason co-founded innerspace, a co-practice for wellness, coaching and therapy professionals. He is a member of the Columbus Bar Association as well serving as a board member of the Gladden Community House and Miesse Fest, an annual fundraiser for Harmony Project. Jason is also a member of Jewish Columbus’ inaugural Leadership class.  Jason has a Bachelor of Arts degree from The Ohio State University and a Juris Doctorate degree from Capital University Law School. While at Capital Law, Jason was Editor-in-Chief of the Capital University Law Review and represented the student body on the Faculty Council.

JAMES WATT

James Watt was named President of BrewDog USA, Inc. on March 25, 2019 after having served as Chief Executive Officer, James has been a Director of BrewDog USA, Inc. since the company was formed on April 22, 2015.

Captain & Co-Founder James Watt was a fully qualified deep-sea captain, having earlier completed an honors degree in Law & Economics. He traded in being a salty sea dog to become a BrewDog in 2007, pursuing his passion for great craft beer by setting up the Company with Martin Dickie. He has served as CEO of BrewDog plc since 2006 and in this role is responsible for overseeing the operations of BrewDog plc. James was awarded Great British Entrepreneur of the Year in 2014 and is one of Europe’s only holders of the title of Master Cicerone. He was awarded the MBE in the 2016 Queen’s birthday honors list and is the author of Business for Punks and co-author of Craft Beer for the People.

MARTIN DICKIE

Martin Dickie is the Chief Operations Officer of BrewDog USA, Inc. and a Director of BrewDog USA, Inc. since the company was formed on April 22, 2015.

Beer Pirate & BrewDog plc Co-Founder Martin Dickie has a first-class honors degree in Brewing & Distilling from Herriot Watt University. He is a renegade artist on a mission to change people’s perceptions about beer and challenge their taste buds. Martin oversees all things brewing and distilling for BrewDog plc and has done so since 2006. Along with James, Martin hosted the hit international TV show BrewDogs. He was awarded the MBE in the 2016 Queen’s birthday honors list. Martin is the Secretary of BrewDog plc and is a director of BrewDog plc from 2006 to the present.

NEIL SIMPSON

Neil Simpson is the Chief Financial Officer of BrewDog USA, Inc. and a Director of BrewDog USA, Inc. since the company was formed on April 22, 2015.

Neil Simpson is the Finance Director of BrewDog plc, whom he joined BrewDog plc in August 2012 bringing with him over 20 years of experience, (10 of which were at partner level), advising and acting for a wide variety of businesses through the Ritson Smith accountancy practice. Neil is a qualified chartered accountant with the Institute of Chartered Accountants in Scotland.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The directors of BrewDog USA Inc. are, at present, not compensated by the Company for their roles as directors. For the four present directors, only expenses are reimbursed for their participation on the board of directors. The Company may choose to compensate the present directors in the future, as well as compensate future directors, in the Company’s discretion.

Executive Compensation

From its inception in April 2015 to February 6, 2020, BrewDog USA Inc. paid the following annualized salaries to its executive officers:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Jason Block	Chief Executive Officer	$20,274.00	$24,658.00	$44,932.00

James Watt	President	$0.00	$0.00	$0.00
Alan Martin Dickie	Chief Operations Officer	$0.00	$0.00	$0.00
Neil Simpson	Chief Financial Officer	$0.00	$0.00	$0.00
Allison Green	Former Chief Executive Officer	$0.00	$0.00	$0.00

Employment Agreements

We have entered into an employment agreement with Jason Block, our Chief Executive Officer. The employment agreement calls for a base salary of $200,000 with other incentives and bonuses, in addition to stock in BrewDog plc. None of the other officers or directors have an employment agreement with us. We may enter into employment agreements with those or others in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Stock Incentive Plan

In the future, we may establish a management stock incentive plan pursuant to which stock options and awards may be authorized and granted to our directors, executive officers, employees and key employees or consultants. Details of such a plan, should one be established, have not been decided yet. Stock options or a significant equity ownership position in us may be utilized by us in the future to attract one or more new key senior executives to manage and facilitate our growth.

Board of Directors

Our board of directors currently consists of three directors. None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so as of the date of this Offering Circular. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing and board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to this Offering Circular.

The following section replaces “SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS” section of the October 28, 2019 Offering Circular.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2018. There was no beneficial ownership of our Common Stock at the time of the initiation of this Offering by any of our directors or executive officers or by all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Common Stock. Percentage of beneficial ownership before the offering is based on 6,508,246 Shares of Common Stock outstanding as of October 28, 2019.

Name of Beneficial Owner	Common Stock
	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
	QTY	%	QTY	%
BrewDog plc[1]	6,315,789	97.043%	6,315,789	88.231%
Shares in previous Offerings	192,457	2.957%	192,457	2.689%
New Shares in Offering	N/A	N/A	650,000	9.080%
Total Shares in Class	6,508,246	100.0%	7,158,246	100.0%
Total Overall Shares	6,508,246	100.0%	7,158,246	100.0%

Investment and voting control of the shares of BrewDog plc in the table above lies with BrewDog plc’s board of directors.

After the commencement of this Offering, Chief Executive Officer Jason Block has applied to purchase 20 shares of the Common Stock in this Offering at the same purchase price as all investors. As of the date of this supplement, that purchase has not been finalized, but it is anticipated it will be finalized in the near future. Jason Block would be the beneficial owner of all 20 Shares once said purchase is final.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this supplement to its offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on February 10, 2020.

BrewDog USA, Inc.

By:  /s/ Jason Block

Chief Executive Officer

February 10, 2020

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:  /s/ James Watt

James Watt

President and Director

February 10, 2020

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

February 10, 2020

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

February 10, 2020

ACKNOWLEDGEMENT ADOPTING TYPED SIGNATURES

The undersigned hereby authenticate, acknowledge and otherwise adopt the typed signatures above and as otherwise appear in this filing and Offering.

By:  /s/ Jason Block

Jason Block

Chief Executive Officer

February 10, 2020

By:  /s/ James Watt

James Watt

President and Director

February 10, 2020

By:  /s/ Neil Simpson

Neil Simpson

Chief Financial Officer and Director

February 10, 2020

By:  /s/ Alan Martin Dickie

Alan Martin Dickie

Chief Operations Officer and Director

February 10, 2020

_______________________________________________________________

EXHIBIT 1A-1

BROKER-DEALER SERVICES AGREEMENT

AND COMMISSION SHARING AGREEMENT

_________________________________________________________________

BROKER-DEALER SERVICES AGREEMENT

This Broker-Dealer Selling Agreement (this “Agreement”) is made and entered into as of June 10, 2019 by and between Cuttone & Co., LLC, with its principal place of business at 11 Wall St., New York, NY 10005 (“Cuttone”, “us, “our”, or “we”) and BrewDog USA, Inc. with its principal place of business at 96 Gender Road, Canal Winchester, OH 43110 (“Issuer” “you” or “your”) (Cuttone and Issuer being referred to individually as a “Party“ and collectively as “Parties“ herein).

RECITALS:

WHEREAS, Cuttone is a registered broker-dealer in good standing with NYSE/FINRA/SIPC providing administrative, compliance, and other services for market participants, including issuers conducting offerings of securities pursuant to federal and state laws and regulations, in compliance with SEC and FINRA rules, including, but not limited to, Regulation A (also known as “Regulation A+”).  Additionally, Cuttone has developed proprietary administrative and technology methods and tools, performed third-party technology integrations with trusted vendors, and developed operational and compliance business methods to provide administrative and technology related functions in connection with issuers raising capital (together with Section 3(a) below, the “Services”); and

WHEREAS, Issuer is undertaking a capital raising effort pursuant to federal and/or state laws, and in compliance with the rules and regulations of SEC, FINRA, and all other applicable agencies and regulatory bodies, hereby entitled the BrewDog USA, Inc. Regulation A+ Tier 2 Offering (“Offering”); and,

WHEREAS, Issuer wishes to engage Cuttone to perform the Services in connection with the Offering, but not for underwriting or placement agent services (except as noted below). as defined by any law, regulation, agency or regulatory body.

THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1.The recitals set forth above are true and correct and incorporated herein as if set forth at length.

2. Engagement:

A.Issuer hereby engages and retains Cuttone to perform the Services on Issuer’s behalf and for investors who are represented by and at the discretion of the Issuer, who wish to invest in the Offering. Cuttone shall perform the Services during the Offering period until the earlier of the completion or cancellation of the Offering or the termination of this Agreement. Cuttone hereby accepts such retention.

B.Cuttone will serve as the broker-dealer of record for the Issuer referred investors participating in the Offering, being conducted directly by Issuer on a best efforts basis, and to render such Services consistent with the services it generally provides.

C.Issuer and/or Issuer’s agents agree to provide Cuttone with due diligence materials as it reasonably requests, and as more particularly described on Exhibit A attached hereto and made a part hereof. Cuttone’s provision of any Services under this Agreement is subject to the satisfactory completion of its due diligence.

D.Cuttone will not advise Issuer with the Offering, and will accept the Offering terms and structure as determined solely and exclusively by Issuer and its advisers in meeting its capital needs. Issuer and/or Issuer’s agents will provide Cuttone with the Offering materials and disclosures, including the investor subscription agreement and the Offering Circular or private placement memorandum, or similar documents. Under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as advice from Cuttone. Issuer unequivocally agrees that Cuttone does not, will not, and has not at any time provided any securities, securities offering, legal, tax or accounting advice to Issuer related to the Regulation A+ Offering, and that any communications related to the Offering and to Issuer’s business, in general, are deemed to be casual conversation, and Issuer represents that it will rely solely on the advice of its own securities, legal, tax, and financial professionals.

3. Services and Responsibilities:

A.Cuttone Responsibilities — Cuttone agrees to:

i.Accept investor data from the Issuer, generally via a reputable software system or technology provider, but also via other means as may be established by mutual agreement;

ii.Cuttone will process potential investors, including, but not limited to, running reasonable background checks for anti-money laundering and PATRIOT Act purposes (together, “AML”), as well as comply with Know Your Customer (“KYC”) rules;

iii.Review and process information from potential investors, including but not limited to running reasonable background checks for AML, IRS tax fraud identification and purposes, and to gather and review responses to customer identification information;

iv.Review the subscription agreement the potential investor is entering into to confirm their participation in the Offering and determine, in our sole and absolute discretion, whether to accept the use of the subscription agreement for the potential investor’s participation;

v.Contact the Issuer and/or the Issuer's agents, if needed, to gather additional information or clarification from prospective investors;

vi.Warrant that we are properly licensed to conduct securities business in the state of the investor’s residence;

vii.Warrant that we are an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

viii.Warrant that our personnel who execute and process the transaction are appropriately licensed securities representatives and/or principals, as required by regulations for the business being conducted;

ix.Not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

x.Provide the Issuer with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions;

xi.Provide Issuer and/or the Issuer’s agents with prompt notice for investors and/or transactions we believe they should decline to accept based on our compliance process;

xii.File the necessary broker-dealer forms with FINRA as soon as reasonably practicable after the Issuer and/or Issuer’s agent file or submit documents related to the Offering to the SEC;

xiii.Maintain required files and records;

xiv.Not solicit or sell investors any other services or investment products related to this Offering;

xv.Not provide any investment advice nor any investment recommendations to any investor (declining to accept a transaction is not considered investment advice or a recommendation for purposes of this Agreement) related to this Offering, unless an additional contract for such services is entered into, and incorporated by reference into this Agreement;

xvi.Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement;

xvii.Transmit data to the Issuer's transfer agent in the form of book-entry data for maintaining the Issuer's responsibilities for managing investors and record keeping; and

B.Issuer Responsibilities — Issuer agrees to:

i.Refer investors, at its sole and arbitrary discretion, to Cuttone so that Cuttone may perform the Services as described herein on behalf of Issuer and its clients;

ii.Internally and operationally develop programs and policies to give effect to this objective;

iii.Educate and orientate all Issuer staff on the purposes and goals of this Agreement;

iv.Ensure investors understand they are making a “self-directed” decision, and provide Cuttone with all KYC and AML details and data that we reasonably request and require to meet our regulatory responsibilities and as needed pursuant to our operating policies and procedures;

v.Immediately, but not later than within one (1) business day, notify Cuttone with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

vi.Ensure non-accredited investors do not exceed their permitted limits when participating in the Offering;

vii.Ensure that you and your staff understand that you, as Issuer, will have a direct relationship with your investors;

viii.Where required by law, establish an escrow account with an unaffiliated bank who is retained to act as escrow agent and in compliance with all laws, rules, and regulations, and specifically SEC Rule 15c2-4, and to ensure that (a) the purchase price is promptly deposited into a separate bank account until the contingency has occurred, and (b) the funds are held by a bank under a written escrow agreement;

ix.If an escrow account is not required by law, establish a bank account acceptable to Cuttone that is retained to hold funds in compliance with all laws, rules, and regulations, and to ensure that (a) the purchase price is promptly deposited into a bank account and (b) the funds are held by the bank until release of said funds are approved by the Issuer after all compliance is completed by Cuttone for investors who have paid said funds;

x.Ensure that you file required forms or documents with the SEC, with state securities departments, and with other all other regulatory authorities as required for the Offering being conducted and the general business of Issuer and represents and understands that Cuttone does not file Blue Sky state notices, SEC registration documents or regulatory reports on behalf of Issuer other than as stated in our responsibilities in subpart 3(A) above;

xi.Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering;

xii.Include language in your investor subscription agreement that discloses Issuer is paying broker-related administrative and technology fees in connection to this Offering, some of which will be paid out of escrow against net funds due to the Issuer upon any closing;

xiii.Maintain and ensure that you and your agents or employees are properly registered and compliant with applicable state and federal law and agencies or regulatory bodies, and to obtain all authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental and regulatory bodies necessary to perform your obligations hereunder and to your investors specifically, and to your business generally.

xiv.Ensure the marketing and promotional activities you engage in, as related to the Offering, are fair and balanced and in compliance with all applicable laws, rules and regulations, including regulatory guidance and industry best practices.

xv.Comply with the requirements of all applicable laws, rules, and regulations when soliciting investors for the Offering.

xvi.Compensate any person for directly selling securities only if such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside.

C.The Issuer represents that it is familiar with and is not subject to any “bad actor” disqualification provisions contained in any applicable law, rule, or regulation that would disqualify the Offering from reliance on any law, rule, or regulation, and that it or any other relevant person (such as underwriters, placement agents, and the directors, officers and significant shareholders of the issuer) has not experienced a disqualifying event or other violations of any applicable law, rule, or regulation.  Specifically, Issuer is familiar with Rule 262 of Regulation A, and Issuer agrees it and all relevant persons has, does and will comply with such rule, and that it will promptly notify Cuttone in the event any disqualification or disclosure event occurs, is likely to occur, or comes to the Issuer’s or Issuer’s agent’s knowledge during the course of this Offering.

4.Compensation: For services provided under this Agreement, the terms and payments shall be as follows:

A.Facilitation Fees: Facilitation fees, as detailed in Exhibit B, which is incorporated herein, are those that are not conditional upon a specific amount being invested or raised, or the successful closing of the Offering or any other event and are payable to Cuttone regardless of result. All fees payable to Cuttone are facilitation fees and are payable to Cuttone regardless of result. Facilitation fees are charged to Issuer at the time the Services are requested (not completed or acted upon) and are nonrefundable.

B.Exceptions: Fees may be negotiated on a case-by-case basis with Cuttone principals and such agreements must be evidenced in writing. For these purposes, an email from Cuttone to Issuer will constitute sufficient evidence of an alteration to Exhibit B. Any negotiated alteration to the Exhibit B is considered to be a specific, one-time exception and shall not be interpreted to be, or constitute as, an amendment or general waiver of Exhibit B or other terms of this Agreement.

C.Expenses: Issuer shall reimburse Cuttone for any out-of-pocket expenses incurred by us in relation to the Services we provide under this Agreement. Any individual expense more than $500 shall require the prior written approval of Issuer, with email considered an acceptable form of writing. Such expenses are non-contingent and due and payable to Cuttone at the time they are incurred. Under no circumstances will the total out-of-pocket expenses to be reimbursed by the Issuer exceed $10,000.00, not including the FINRA 5110 filing fee and non-refundable due diligence flat fee paid pursuant to Exhibit B, Paragraph 2.

D.Payment Terms: Cuttone will  be paid its facilitation fees by the Issuer via ACH-debit or such other method authorized by the Issuer. Cuttone shall maintain the blotters, books and records of business transacted and amounts due to Cuttone thereunder. The Parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

E.Syndication/Selling Partners: If Issuer, either directly or through Cuttone, enters into selling agreements with any other broker-dealer(s), then Cuttone may charge Issuer for fees due to other parties, so that Cuttone may remit applicable fees to those parties as needed. Issuer acknowledges and unequivocally agrees that Cuttone may have fee-sharing agreements with such syndication partners, which in no way affect the compensation that is due to Cuttone under this Agreement. In no event shall fee-sharing arrangements with syndication partners be interpreted to mean that Cuttone is underwriting or leading the Offering, as Cuttone does not provide these services under this

Agreement. Rather, the fee sharing arrangement relates to Services for and administration of the Offering, and other bookkeeping and remittance services provided by Cuttone for Issuer’s convenience.

5. Non-Exclusivity, No Underwriting: Cuttone is not underwriting the Offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either party from engaging in any business activities.

6.Limited License of Trademarks: During the term of this Agreement, Issuer generally has the option to use Cuttone’s name, logo and trademarks on its website and other marketing materials to disclose that Cuttone is acting as a registered broker-dealer, so long as the use of Cuttone’s name, logo or trademarks cannot be construed that the Offering or any transaction is endorsed, recommended, or vetted by Cuttone, or that Issuer or its agents are authorized to act as an agent or a representative of Cuttone.

7.Independent Contractor: It is agreed that Cuttone and Issuer are independent contractors for the business and Services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and Cuttone have anything other than an arm’s length and independent relationship. Both Cuttone and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses.

8.Term and Termination: This Agreement is effective beginning with the date set forth above, and unless terminated shall continue for as long as the Offering remains open and active.

A.Either Party may terminate this Agreement without cause by giving ten (10) days written, email notice to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination;

B.Either Party may terminate their participation in this Agreement with cause by giving two (2) business days written, email notice to the other at any time setting forth the “for cause” basis for termination.  Unless such “for cause” basis is cured within five (5) days after notice, the termination shall then become in full force and effect;

C.In the event of any termination, unless such termination is for cause (including any regulatory actions or investigations, or complaints filed by investors or persons associated with the issuer or the Offering, collectively “for cause”) the Parties shall cease referring and processing investors;

D.Provided, however, that no termination of this Agreement shall deprive Cuttone of any fees to which it is entitled pursuant to this or any other operative agreement and, specifically, Cuttone shall remain entitled to any fees for any services rendered prior to, or for any fees accrued, but not yet paid, as of such termination.

9. Indemnification: Each Party (each, an “Indemnifying Party”) shall indemnify, hold harmless, and defend the other Party and such other Party’s officers, directors, employees and agents (each such person, an “Indemnified Party”) against any losses, claims, damages or liabilities, joint or several, and expenses (including, without limitation, reasonable attorney’s fees, incurred by such Indemnified Party in connection with investigating or defending against such loss, claim, damage, liability or action) to which any Indemnified Party may become subject (a “Claim”), insofar as such Claim (or actions in respect thereof) arises out of a material breach of any of the covenants, agreements, representations or warranties of the Indemnifying Party contained in this Agreement or the Indemnifying Party’s actions or obligations.  As a condition to being indemnified under this Agreement, the Indemnified Party shall: (i) promptly notify the Indemnifying Party of the Claim; (ii) allow the Indemnifying Party control of the defense and settlement of a Claim; and (iii) provide assistance, at the Indemnifying Party’s expense, in defending or settling the Claim.

10. Confidentiality and Mutual Non-Disclosure: It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, nonpublic information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Cuttone to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11. Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to Keith Bliss, Senior Vice President Head of Investment Banking, Cuttone & Co., LLC, at kbliss@cuttone.com and to Issuer via Allison Green at ally@brewdog.com.

12. Binding Arbitration, Applicable Law and Venue, Attorneys Fees: This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of New York, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the Financial Industry Regulatory Authority (“FINRA”), with venue in New York, New York. Each of the Parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all Parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing Party shall be entitled to recover damages plus reasonable attorney’s fees.

13.Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and Cuttone regarding the subject matter hereof. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no Party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement may be amended only by a writing signed by both Parties and may not be assigned without the written consent of the other Party.

14.Taxpayer Identfication: Section 6109 of the Internal Revenue Code requires us to provide you with our Taxpayer Identification Numbers (TIN).

Company Name: Cuttone & Co., LLC

Contact:Keith Bliss

Address:11 Wall St.

New York, NY 10005

Tax ID Number (EIN):81-4061170

[X]We are exempt from backup withholding.

Under penalties of perjury, Cuttone hereby certifies that the number shown above is our correct taxpayer identification number, that we are not subject to backup withholding, and that we are a U.S. person.

15.Counterparts: This Agreement may be executed in any number of counterparts and will be binding when it has been executed and delivered by the last signatory hereto to execute a counterpart.  A facsimile or electronic transmission of a signature shall be deemed to constitute an original signature for purposes of this Agreement.  Issuer and Cuttone hereby consent and agree that electronically signing this Agreement constitutes each parties signature, acceptance and agreement as if signed in writing.

16.Acknowledgment: The wording of this Agreement was reviewed and accepted by each Party and their legal counsel prior to execution.  It shall be deemed that this Agreement was drafted equally by the Parties, and neither Party shall be entitled to have any wording of this Agreement construed for or against the other Party in the event of any dispute arising in connection with this Agreement.  Further, the undersigned warrant and represent that in executing this Agreement, they have full authority to execute the Agreement and bind themselves and others hereto.  The Parties further represent that they have been independently represented by counsel of their own choice and that each Party has made a full investigation in the facts surrounding the Agreement and that each enters into this Agreement based upon that investigation and upon the advice of their respective counsel.

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EXHIBIT A

Due Diligence Materials

1.Bad Actor (230.262 Disqualification provisions) checks for all natural persons or entities;

2.Filings made by the Issuer and/or Issuer’s agent to the SEC or state regulatory authorities related to this Offering;

3.All other due diligence materials to be requested by Cuttone or any third party affiliate of Cuttone related to due diligence.

EXHIBIT B

FACILITATION FEE SCHEDULE

1.Fee structure for capital raised:

a.Five percent (5.00%) of capital raised up to the first $10 million raised;

b.for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%;

c.for all capital raised between $15,000,001 and $20,000,000, a fee of 6.0%;

d.for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%;

e. for all capital raised between $25,000,001 and $30,000,000, a fee of 7.0%;

f. for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%;

g. for all capital raised between $35,000,001 and $39,000,000, a fee of 8.0%.

2.FINRA 5110 filing fee, $39 million X 0.015% + $500 = $6,350.00, and a non-refundable due diligence flat fee of $6,500.00 due and payable upon the signing of this agreement.

3. If FundAmerica/Prime Trust (“FA/PT”) is used in the offering, subject to change if FA/PT has changed their fee structure when they are contracted to provide services to issuer:

a.Technology fees: $500 one-time FA/PT technology set-up fee, $500 per month per web site FA/PT Invest-Now button and API integrations, includes Plug’n Play transaction engine, eSignature system, NACHA debit authorization, dashboard tools & reports, syndication tools, automated email notification system;

b.FA/PT $25 per batch Accounting Batch Fee (one-time fee per distribution batch);

c.FA/PT AML fees of $2 per US individual, $5 per US entity or CA/UK Individual, $60 per non-US/UK individual, $75 per non-US entity;

d.FA/PT escrow fees: $500 one-time escrow account set-up fee, $25 per month account fee;

e.FA/PT transaction fees: ACH/BAC fees of $1 per transaction processing fee, $5.00 per ACH exception fee, $15 per US wire, $35 per non-US wire, $10 per US check, $2.50 per transaction accounting fee;

f.FA/PT Issuer Reconciliation & Cash Management fees: On all funds raised on a monthly basis, a fee of 50bps on all funds raised during that month (not cumulative funds) and capped at $4,000 per month;

g.Issuer Bad Actor checks: $45 per US control person (or US entity), $100 per non-US control person, $160 per non-US control person (entity);

h.In addition, if credit or debit cards are accepted, the merchant services provider will charge approximately 4 - 4.5% per transaction processing fee US credit cards, 5% per transaction processing fee non-US credit cards.

4. If companies other FA/PT are used in the offering to provide similar services to those offered by FA/PT, those additional companies’ fee schedules will replace those set out in 3(a)-(h) above.

iQ CAPITAL

COMMISSION SHARING AGREEMENT

This Commission Sharing Agreement (the "Agreement"), dated as of November 11, 2019, is by and between iQ Capital (USA) LLC ("iQ Capital") and StartEngine Primary LLC ("StartEngine"), (each a "Party," and together, the "Parties").

WHEREAS, iQ Capital is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA");

WHEREAS, StartEngine is a registered broker-dealer with FINRA;

WHEREAS, iQ Capital is engaged to act as the managing broker-dealer by BrewDog USA ("Client"), to raise capital in a securities offering (the "Offering") as set forth in a Broker-Dealer Services Agreement dated [DATE], and under such Broker-Dealer Services Agreement, iQ Capital shall be permitted to add broker-dealers to the Offering and such added broker-dealer shall be subject to the indemnification provided by the Client to the same extent as the indemnification provided by Client to iQ Capital;

WHEREAS, iQ Capital desires to enter into this Agreement with StartEngine to assist Client in raising capital; and

WHEREAS iQ Capital and StartEngine have agreed that, as compensation for services provided by StartEngine, iQ Capital will share a portion of commissions it receives from the Offering with StartEngine for transactions directly resulting from StartEngine's investor introductions and website referrals; and

WHEREAS, the Parties desire to set forth the terms and conditions herein.

NOW THEREFORE, in consideration of the mutual covenants and obligations set forth in this Agreement, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties agree as follows:

1. Recitals Incorporated. The foregoing recitals are incorporated herein and made a part hereof.

2. StartEngine Services.

a. StartEngine shall market to and refer potential Investors (each, an "Investor" and collectively, the "Investors") to iQ Capital for trade review and compliance for said potential Investors that may have an interest in providing debt or equity capital (each, a "Transaction") to

CT01/MCCUP/237206.3CF

Doc ID: 77bf22a9d6761ee147447d579efe8ba4b18db408

____________________________________________________________

EXHIBIT 1A-8

ESCROW AGREEMENT WITH

PRIME TRUST

____________________________________________________________

PrimeTrust

Escrow Services Agreement

This Escrow Services Agreement (this "Agreement") is made and entered into as of January 3, 2020 by and between Prime Trust, LLC ("Prime Trust" or "Escrow Agent"), BrewDog USA, Inc. (the "Issuer") and iQ Capital (USA) LLC, (the "Broker").

Recitals

WHEREAS, the Issuer proposes to offer for sale and sell securities to prospective investors ("Subscribers"), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended, or exemption from registration (i.e. Regulation A+, D or S) (the "Offering"), the equity, debt or other securities of the Issuer (the "Securities") in the amount of at least $60.00 (the "Minimum Amount of the Offering") and up to the maximum amount of $39,000,000.00 (the "Maximum Amount of the Offering").

WHEREAS, Issuer has engaged Broker, a registered broker-dealer with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority, to serve as placement agent or underwriter, as applicable, for the Offering.

WHEREAS, Issuer and Broker desire to establish an Escrow Account in which funds received from Subscribers will be held during the Offering, subject to the terms and conditions of this Agreement.

WHEREAS, Prime Trust agrees to serve as third-party escrow agent for the Subscribers with respect to such Escrow Account (as defined below) in accordance with the terms and conditions set forth herein.

Agreement

NOW THEREFORE, in consideration for the mutual covenants, promises, agreements, representations, and warranties contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties herby agree as follows:

1. **Establishment of Escrow Account.** Prior to the Issuer initiating the Offering, and prior to the receipt of the first Subscriber funds, Escrow Agent shall establish an account for the Issuer (the "Escrow Account"). All parties agree to maintain the Escrow Account and Escrow Amount (as defined below) in a manner that is compliant with applicable banking and securities regulations. Escrow Agent shall be the sole administrator of the Escrow Account.

2. **Escrow Period.** The escrow period ("Escrow Period") shall begin with the commencement of the Offering and shall terminate, in whole or in part, as applicable, upon the earlier to occur of the following:

    a. The date upon which the Minimum Amount of the Offering is received, in bona fide transactions that are fully paid for with cleared funds, which is defined to occur when Escrow Agent has received gross proceeds of at least the Minimum

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Amount of the Offering that have cleared in the Escrow Account and the Issuer and/or Broker instructed a partial or full closing on those funds.; or

b. May 10, 2020, if the Minimum Amount of the Offering has not been reached; or

c. The date upon which a determination is made by Issuer and/or their authorized representatives to terminate the Offering; or

d. Escrow Agent's exercise of the termination rights specified in Section 8.

During the Escrow Period, the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of the Subscribers, and that (ii) neither Issuer nor the Broker are entitled to any funds received into the Escrow Account, and that no amounts deposited into the Escrow Account shall become the property of Issuer, Broker or any third-party, or be subject to any debts, liens or encumbrances of any kind, until the contingency has been satisfied by the sale of the Minimum Amount of the Offering to such Subscribers in bona fide transactions that are fully paid and cleared.

3. **Deposits into the Escrow Account.** All Subscribers will be directed by the Issuer and its agents to transmit their data and subscription amounts via Escrow Agent's technology systems ("Issuer Dashboard"), directly to the Escrow Account to be held for the benefit of Subscribers in accordance with the terms of this Agreement and applicable regulations. All Subscribers will transfer funds directly to the Escrow Agent (with checks, if any, made payable to "Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA Equity For Punks #3") for deposit into the Escrow Account. Escrow Agent shall process all subscription amounts for collection through the banking system (except for virtual currencies), shall hold Escrow Amounts, and shall maintain an accounting of each such subscription amount posted to its ledger, which also sets forth, among other things, each Subscriber's name and address, the quantity of Securities purchased, and the amount paid. All subscription amounts which have cleared the banking system, or in the case of virtual currencies are confirm as received, are hereinafter referred to as the "Escrow Amount". No interest shall be paid to Issuer or Subscribers on balances in the Escrow Account. Issuer shall promptly, concurrent with any new or modified subscription agreement (each a "Subscription Agreement") and/or Offering materials, provide Escrow Agent with a copy of such revised documents and other information as may be reasonably requested by Escrow Agent which is necessary for the performance of its duties under this Agreement. Escrow Agent is under no duty or responsibility to enforce collection of any subscription amounts whether delivered to it or not hereunder. Issuer shall cooperate with Escrow Agent with clearing any and all AML and funds processing exceptions.

Funds Hold; Clearing, Settlement and Risk Management Policy: All parties agree that Subscriber funds are considered "cleared" as follows:

* Wires — 24 hours (one business day) following receipt of funds;
* Checks — 10 days following deposit of funds to the Escrow Account;
*ACH — 10 days following receipt of funds;
*Virtual currencies – upon receipt of coins/tokens or USD upon conversion, as agreed;

PrimeTrust

*Credit and Debit Cards – 24 hours (one business day) following receipt of funds.

For subscription amounts received through ACH transfers, Federal regulations provide Subscribers with the right to recall, cancel or otherwise dispute the transaction for a period of up to 60 days following the transactions. Similarly, subscription amounts processed by credit or debit card transactions are subject to recall, chargeback, cancellation or other dispute for a period of up to 180 days following the transaction. As an accommodation to the Issuer and Broker, subject to the terms of this Agreement, Escrow Agent shall make subscription amounts received through ACH fund transfers available starting 10 calendar days following receipt by Escrow Agent of the subscription amounts and 24 hours following receipt of funds for credit and debit card transactions. Notwithstanding the foregoing, all cleared subscription amounts remain subject to internal compliance review in accordance with internal procedures and applicable rules and regulations. Escrow Agent reserves the right to deny, suspend or terminate participation in the Escrow Account any Subscriber to the extent Escrow Agent, in its sole and absolute discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations or best practices. Prime Trust reserves the right to limit, suspend, restrict (including increasing clearing periods) or terminate the use of ACH, credit card and/or debit card transactions at its sole discretion. Without limiting the indemnification obligations under Section 11 of this Agreement, Issuer agrees that it will immediately indemnify, hold harmless and reimburse the Escrow Agent for any fees, costs or liability whatsoever resulting or arising from funds processing failures, including without limitation chargebacks, recalls or other disputes. Issuer acknowledges and agrees that the Escrow Agent shall not be responsible for or obligated to pursue collection of any funds from Subscribers.

4. **Disbursements from the Escrow Account.** In the event Escrow Agent does not receive the Minimum Amount of the Offering prior to the termination of the Escrow Period, Escrow Agent shall terminate the Escrow Account and make a full and prompt return of cleared funds to each Subscriber to the Offering. In the event Escrow Agent receives cleared funds for at least the Minimum Amount of the Offering prior to the termination of the Escrow Period, and for any point thereafter and Escrow Agent receives a written instruction from Issuer and Broker (generally via notification on the Issuer Dashboard), Escrow Agent shall, pursuant to those instructions, make a disbursement to the Issuer from the Escrow Account. Issuer acknowledges that there is a 24-hour (one business day) processing time once a request has been received to disburse funds from the Escrow Account. Furthermore, Issuer directs Escrow Agent to accept instructions regarding fees from Broker, including other registered securities brokers in the syndicate, if any, or from the API integrated platform or portal through which this Offering is being conducted, if any.

5. **Collection Procedure.** Escrow Agent is hereby authorized, upon receipt of Subscriber funds, to promptly deposit them in the Escrow Account. Any Subscriber funds which fail to clear or are subsequently reversed, including but not limited to chargebacks, recalls or otherwise disputed, shall be debited to the Escrow Account, with such debits reflected on the Escrow Account ledger accessible via Escrow Agent's API or Issuer Dashboard as a non-exclusive remedy. Any and all escrow fees paid by Issuer, including those for funds processing are non-refundable, regardless of whether ultimately cleared, failed, rescinded, returned or recalled. In the event of any Subscriber refunds, returns or recalls

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after funds have already been remitted to Issuer, Issuer and/or Broker hereby irrevocably agree to immediately and without delay or dispute send equivalent funds to Escrow Agent to cover such refunds, returns or recalls. If Issuer has any dispute or disagreement with its Subscriber then that is separate and apart from this Agreement and Issuer and/or Broker will address such matters directly with such Subscriber, including taking whatever actions Issuer and/or Broker determines appropriate, but Issuer and/or Broker shall regardless remit funds to Escrow Agent and not involve Escrow Agent in any such disputes.

6. **Escrow Administration Fees, Compensation of Prime Trust.** Escrow Agent is entitled to escrow administration fees from Issuer and/or Broker as set forth in Schedule A attached hereto and as displayed on the Issuer Dashboard. Escrow Agent fees are not contingent in any way on the success or failure of the Offering, receipt of Subscriber funds, or transactions contemplated by this Agreement. No fees, charges or expense reimbursements of Escrow Agent are reimbursable, and are not subject to pro-rata analysis. All fees and charges, if not paid by a representative of Issuer (e.g. funding platform, lead syndicate broker, etc.), may be made via either Issuers credit/debit card or ACH information on file with Escrow Agent. Issuer shall at all times maintain appropriate funds in their account for the payment of escrow administration fees. Escrow Agent may also collect its fee(s), at its option, from any other account held by the Issuer at Prime Trust. It is acknowledged and agreed that no fees, reimbursement for costs and expenses, indemnification for any damages incurred by Issuer or Escrow Agent shall be paid out of or chargeable to the Escrow Amount.

7. **Representations and Warranties.** The Issuer and Broker each covenant and make the following representations and warranties to Escrow Agent:

    a. It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

    b. This Agreement and the transactions contemplated thereby have been duly approved by all necessary actions, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes a valid and binding agreement enforceable in accordance with its terms.

    c. The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the Offering and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the Offering, to which it is a party or any of its property is subject.

    d. The Offering shall contain a statement that Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name

PrimeTrust

of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

e. No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Amounts or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or any part thereof.

f. It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

g. Its business activities are in no way related to Cannabis, gambling, pornography, or firearms.

h. The Offering complies in all material respects with the Act and all applicable laws, rules and regulations.

i. All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Amounts.

8. **Term and Termination.** This Agreement will remain in full force during the Escrow Period and shall terminate upon the following:

a. As set forth in Section 2.

b. Termination for Convenience. Any party may terminate this Agreement at any time for any reason by giving at least thirty (30) days' written notice.

c. Escrow Agent's Resignation. Escrow Agent may unilaterally resign at any time without prior notice by giving written notice to Issuer, whereupon Issuer will immediately appoint a successor escrow agent.

9. **Binding Arbitration, Applicable Law, Venue, and Attorney's Fees.** This Agreement is governed by, and will be interpreted and enforced in accordance with, the laws of the State of Nevada, as applicable, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the American Arbitration Association, with venue in Clark County, Nevada. The parties consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney's fees and costs and the decision of the arbitrator shall be final, binding and enforceable in any court.

PrimeTrust

10. **Limited Capacity of Escrow Agent.** This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent acts hereunder as an escrow agent only and is not associated, affiliated, or involved in the business decisions or business activities of Issuer, portal, or Subscriber. Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction, or request furnished to it hereunder, including, without limitation, the authority or the identity of any signer thereof, believed by it to be genuine, and Escrow Agent may rely and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction, or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be responsible to notify, any party thereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any instrument deposited herewith. Escrow Agent's entire liability, and Broker and Issuer's exclusive remedy, in any cause of action based on contract, tort, or otherwise in connection with any services furnished pursuant to this Agreement shall be limited to the total fees paid to Escrow Agent by Issuer. The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

11. **Indemnity.** Issuer agrees to defend, indemnify and hold Escrow Agent and its related entities, directors, employees, service providers, advertisers, affiliates, officers, agents, and partners and third-party service providers (collectively, "Escrow Agent Indemnified Parties") harmless from and against any loss, liability, claim, or demand, including attorney's fees (collectively "Expenses"), made by any third party due to or arising out of (i) this Agreement or a breach of any provision in this Agreement, or (ii) any change in regulation or law, state or federal, and the enforcement or prosecution of such as such authorities may apply to or against Issuer. This indemnity shall include, but is not limited to, all Expenses incurred in conjunction with any interpleader that Escrow Agent may enter into regarding this Agreement and/or third-party subpoena or discovery process that may be directed to Escrow Agent Indemnified Parties. It shall also include any action(s) by a governmental or trade association authority seeking to impose criminal or civil sanctions on any Escrow Agent Indemnified Parties based on a connection or alleged connection between this Agreement and Issuers business and/or associated persons. The defense, indemnification and hold harmless obligations will survive termination of this Agreement. Escrow Agent reserves the right to control the defense of any such claim or action and all negotiations for settlement or compromise, and to select or approve defense counsel, and Issuer agrees to fully cooperate with Escrow Agent in the defense of any such claim, action, settlement, or compromise negotiations.

PrimeTrust

13. **Escrow Agent Compliance.** Escrow Agent may, at its sole discretion, comply with any new, changed, or reinterpreted regulatory or legal rules, laws or regulations, law enforcement or prosecution policies, and any interpretations of any of the foregoing, and without necessity of notice, Escrow Agent may (i) modify either this Agreement or the Escrow Account, or both, to comply with or conform to such changes or interpretations or (ii) terminate this Agreement or the Escrow Account or both if, in the sole and absolute discretion of Escrow Agent, changes in law enforcement or prosecution policies (or enactment or issuance of new laws or regulations) applicable to the Issuer might expose Escrow Agent to a risk of criminal or civil prosecution, and/or of governmental or regulatory sanctions or forfeitures if Escrow Agent were to continue its performance under this Agreement. Furthermore, all parties agree that this Agreement shall continue in full force and be valid, unchanged and binding upon any successors of Escrow Agent. Changes to this Agreement will be sent to Issuer via email. Escrow Agent may act or refrain from acting in respect of any matter referred to in this Escrow Agreement in full reliance upon and by and with the advice of its legal counsel and shall be fully protected in so acting or in refraining from acting upon advice of counsel. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safe the Escrow Amounts until directed otherwise by a court of competent jurisdiction or, (ii) interplead the Escrow Amount to a court of competent jurisdiction.

14. **Waivers.** No waiver by any party to this Agreement of any condition or breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

15. **Notices.** Any notice to Escrow Agent is to be sent to escrow@primetrust.com. Any notices to Issuer will be to equitypunksusa@brewdog.com and any notices to the Broker will be sent to tess,hottenroth@iq-capital.com.

    Any party may change their notice or email address giving notice thereof in accordance with this Paragraph. All notices hereunder shall be deemed given: (1) if served in person, when served; (2) if sent by facsimile or email, on the date of transmission if before 6:00 p.m. Eastern time, provided that a hard copy of such notice is also sent by either a nationally recognized overnight courier or by U.S. Mail, first class; (3) if by overnight courier, by a nationally recognized courier which has a system of providing evidence of delivery, on the first business day after delivery to the courier; or (4) if by U.S. Mail, on the third day after deposit in the mail, postage prepaid, certified mail, return receipt requested. Furthermore, all parties hereby agree that all current and future notices,

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confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or as otherwise from time to time changed or updated in Issuer Dashboard, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider or technology, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Issuer, including statements, and if such documents are desired then that party agrees to directly and personally print, at their own expense, the electronically-sent communication(s) or dashboard reports and maintaining such physical records in any manner or form that they desire.

16. **Counterparts; Facsimile; Email; Signatures; Electronic Signatures.** This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, and delivered by email in .pdf format, which shall be binding upon each signing party to the same extent as an original executed version hereof.

17. **Substitute Form W–9:** Section 6109 of the Internal Revenue Code requires Issuer to provide the correct Taxpayer Identification Number (TIN). *Under penalties of Perjury, Issuer certifies that:* (1) the tax identification number provided to Escrow Agent is the correct taxpayer identification number and (2) Issuer is not subject to backup withholding because: (a) Issuer is exempt from backup withholding, or, (b) Issuer has not been notified by the Internal Revenue Service that it is subject to backup withholding. Issuer agrees to immediately inform Escrow Agent in writing if it has been, or at any time in the future is, notified by the IRS that Issuer is subject to backup withholding.

18. **Survival.** Even after this Agreement is terminated, certain provisions will remain in effect, including but not limited to Sections 3, 4, 5, 9, 10, 11, 12 and 14 of this Agreement. Upon any termination, Escrow Agent shall be compensated for the services as of the date of the termination or removal.

[Signature Page Follows]

PrimeTrust

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ISSUER:

BrewDog USA, Inc.

By: ____________________
Name: JESSE EBERT
Title: VICE PRESIDENT OF FINANCE

BROKER:

iQ Capital (USA) LLC

By: ____________________
Name: ____________________
Title: ____________________

ESCROW AGENT:

Prime Trust, LLC

By: ____________________
Name: ____________________
Title: ____________________

PrimeTrust

SCHEDULE A

ESCROW AGENT FEES

ESCROW ACCOUNT

- **ACH - Per Transaction - Incoming** — $1.00
- **ACH - Per Transaction - Outgoing** — $1.00
- **ACH Exception** — $5.00
- **AML Check** — $2.00
- **AML Check - International (CA)** — $5.00
- **AML Check - International (GB)** — $5.00
- **AML Check - International** — $60.00
- **Bad Actor Check** — $45.00
- **Bad Actor Check - International** — $160.00
- **Check - Stop Payment** — $35.00
- **Check Processing - Incoming** — $10.00
- **Check Processing - Outgoing** — $10.00
- **Credit Card Processing** — 4.50%
- **Disbursement Fee** — $150.00
- **Escrow Account** — $25.00/month
- **Escrow Setup** — $500.00
- **Escrow Termination** — $150.00
- **Wire Processing - Incoming (domestic)** — $15.00
- **Wire Processing - Incoming (international)** — $35.00
- **Wire Processing - Outgoing (domestic)** — $15.00
- **Wire Processing - Outgoing (international)** — $35.00

Misc Administrative Services (not under contract, but which Escrow Agent agrees to perform), $100 per hour.

Issuer Reconciliation and Cash Management Fee of 50 bps on all new funds in escrow each month, capped at $4,000 per month.